

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2021

Gail E. Lehman
Executive Vice President, General Counsel & Secretary
Hexcel Corporation
Two Stamford Plaza
281 Tresser Boulevard, 16th Floor
Stamford, CT 06901

> **Re: Hexcel Corporation**
> **Form 10-K**
> **Filed February 18, 2020**
> **File No. 001-08472**

Dear Ms. Lehman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences